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                            December 29, 2020

       Bradley S. Jacobs
       Chairman and Chief Executive Officer
       XPO Logistics, Inc.
       Five American Lane
       Greenwich, CT 06831

                                                        Re: XPO Logistics, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed February 10,
2020
                                                            File No. 001-32172

       Dear Mr. Jacobs:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Executive Compensation, page 98

   1. We note that adjusted cash flow per share and adjusted earnings per share are metrics used in your equity
incentive plan awards, and we note your disclosure that you made approximately $1.9
billion of share repurchases. Please discuss if and how the share repurchases affected
the manner in which the Compensation Committee set the relevant targets used in your
equity incentive plan awards and determined whether such targets were met, or tell us
why such information is not material.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Yolanda Guobadia at (202) 551-3562 or Gus Rodriguez, Accounting
       Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial
 Bradley S. Jacobs
XPO Logistics, Inc.
December 29, 2020
Page 2

statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



FirstName LastNameBradley S. Jacobs                       Sincerely,
Comapany NameXPO Logistics, Inc.
                                                          Division of
Corporation Finance
December 29, 2020 Page 2                                  Office of Energy &
Transportation
FirstName LastName